[Kelly Services, Inc. Letterhead]

April 10, 2018

VIA FACSIMILE AND EDGAR

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:         Kelly Services, Inc.

               Registration Statement on Form S-3

               (Commission File No. 333-216428)

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, on behalf of Kelly Services, Inc., it is respectfully requested that the above-captioned Registration Statement be declared effective at 12:00 noon, Washington, D.C. time, on Thursday, April 12, 2018, or as soon thereafter as practicable.

Very truly yours,

/s/ James M. Polehna
James M. Polehna
Corporate Secretary